TPG RE Finance Trust, Inc.

888 Seventh Avenue, 35th Floor

New York, New York 10106

July 17, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

RE:	TPG RE Finance Trust, Inc. Registration Statement on Form S-11 (File No. 333-217446)

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TPG RE Finance Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on July 19, 2017 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to David S. Freed at (212) 237-0196 and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

TPG RE Finance Trust, Inc.

By:	/s/ Robert Foley

Name:	Robert Foley
Title:	Chief Financial and Risk Officer

cc:	Greta Guggenheim Deborah Ginsberg David Freed, Esq. E. Ramey Layne, Esq. Edward F. Petrosky, Esq. J. Gerard Cummins, Esq.